U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          RICHARD E. BALZHISER
          560 Sand Hill Circle
          Menlo Park  CA   94025

2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI

3.   IRS or Social Security Number of Reporting Person (Voluntary)
          ###-##-####

4.   Statement for Month/Year
          Year end 1997

5.   If Amendment, Date of Original (Month/Year)
          N/A

6.   Relationship of Reporting Person to Issuer (Mark all applicable)
     Yes _X__  No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)


 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value

2.   Transaction Date (Month/Day/Year)
          N/A

3.   Transaction Code (Instruction 8)
          N/A

4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)_0_     Disposed of (D)_0__
     C:   Price:

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instructions 3 and 4):
          None

6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          N/A

7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A


   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instruction 3)
          Options to Purchase shares under the 1996 Stock Option Plan

2.   Conversion or Exercise Price of Derivative Security
          $6.69

3.   Transaction Date (Month/Day/Year)
          March 3, 1997

4.   Transaction Code (Instruction 8)
          Code A - Grant or award transaction pursuant to Rule 16b-3(c)

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)     (Instructions 3, 4 and 5):
     A.   Acquired (A):       15,000 shares
     B.   Disposed of (D):    None

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable    May 22. 1997
     B.   Expiration Date     March 2, 2007

7.   Title and Amount of Underlying Securities (Instructions 3
     and 4)
     A.   Title          Common Stock, $1.00 par value
     B.   Amount or Number of Shares         15,000 shares


8.   Price of Derivative Security (Instruction 5)
          These derivative securities were issued pursuant to the 1996 Stock Option Plan at no cost to the recipient

9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instruction 4)
          15,000

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct

11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          None

Explanation of Responses:
          None



     /s/
Richard E. Balzhiser
Date:     February 10, 1998